Room 4561

December 21, 2006

Boaz Raviv
Chief Executive Officer
RADVISION Ltd.
24 Raoul Wallenberg Street
Tel Aviv 69719
Israel

> **Re:** **RADVISION Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Forms 6-K filed on April 27, July 27, August 7 and October 26, 2006**
> **File No. 0-29871**

Dear Mr. Raviv:

We have reviewed your response letter dated November 15, 2006 and the above referenced filings and have the following additional comments.

Form 20-F for Fiscal Year Ended December 31, 2005

Commitments and Contingencies, pages F-23 through F-25

1. Notwithstanding your disclosure of the cumulative contingent liability for patent claims and the materiality analysis provided in your response to comment 1 of our letter dated October 3, 2006, we believe that you are required to comply with the provisions of Rule 5-02(20) of Regulation S-X. That is, you must separately present any individual item in excess of 5 percent of total current liabilities. Revise your presentation accordingly.

Form 6-K filed on October 26, 2006

2. Tell us how your presentation of certain non-GAAP measures that excludes stock compensation and patent settlement expense meets the requirements of Item 10(e)(i) of Regulation S-K and Regulation G. Your response should also include an explanation of why the non-GAAP measures presented in the tabular reconciliations do not agree to the amounts discussed in your narrative.

3. Explain to us how your disclosures adequately address each of the items discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, please clarify why it is useful for investors to evaluate your performance by disregarding expenses that are viewed as similar to cash compensation by the recipients and that appear to be issued for purposes of motivating employees to achieve your performance goals. Please enhance your disclosures or explain to us how you have adequately addressed Question 8 of the FAQ.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

Stephen G. Krikorian
Branch Chief – Accounting

cc: <u>Via Facsimile</u>
        Steven J. Glusband
        Carter Ledyard & Milburn LLP
        2 Wall Street
        New York, NY 10005-2072
        Telephone: (212) 238-8605
        Facsimile: (212) 732-3232